United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
AMBASSADORS GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
023177108
(CUSIP Number)
Jeffrey D. Thomas
Ambassadors Group, Inc.
2001 South Flint Road
Spokane,  Washington  99224
509-568-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023177108

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  THOMAS JEFFREY D.
  00-0000000

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  812,500

  Shared Voting Power

  191,131

  Sole Dispositive Power

  812,500

  Shared Dispositive Power

  191,131

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,003,631

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  5.06%

  Type of Reporting Person (See Instructions)

  IN

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ambassadors Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Dwight D. Eisenhower Building, 2001 South Flint Road, Spokane, WA 99224.

Item 2. Identity and Background

  Name

  This statement is being filed by Jeffrey D. Thomas (the "Reporting Person").

  Residence or Business Address

  The address of the Reporting Person is Dwight D. Eisenhower Building, 2001 South Flint Road, Spokane, WA 99224.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  The Reporting Person is the President and Chief Executive Officer of the Company, which is a leading educational travel company that organizes and promotes international and domestic programs for studednts, atheletes and professionals.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the last five years, the Reporting Person has not been convicted in a criminal proceedding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The 1,003,631 shares of the Common Stock of the Company beneficially owned by the Reporting Person includes:

(i) 188,552 shares of Common Stock acquired pursuant to (1) the Company’s 2001 Equity Participation Plan (the “Plan”), and (2) the exercise of options to purchase Common Stock issued under the Plan;

(ii) 623,948 options to purchase Common Stock issued pursuant to the Plan; and

(iii) 34,609 shares of Common Stock and 156,522 options to purchase Common Stock beneficially owned by the Reporting Person’s spouse, Margaret M. Thomas.

Item 4. Purpose of Transaction

The Reporting Person acquired his securities of the Company for investment purposes.

The Reporting Person will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Person has not yet determined which of the courses of actions specified in this paragraph he may ultimately take, although the Reporting Person has no present intent to dispose of any of the acquired securities of the Company.

Except as set forth herein, the Reporting Person has no present intent or proposals that relate to or would result in any of the following plans or actions described in (a) through (j) below.

The reporting person reserves the right to change the purpose or purposes described below or whether to adopt plans or proposals of the type specified below.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  The Reporting Person is the beneficial owner of an aggregate of 1,003,631, or 5.06%, of the total outstanding shares of Common Stock.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  The Reporting Person holds sole power to vote and dispose of 812,500 shares of Common Stock and shared power to vote and dispose of 191,131 shares of Common Stock.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Except as otherwise set forth herein, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  To the knowledge of the Reporting Person, his spouse, Margaret M. Thomas, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 191,131 shares of Common Stock.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person shares the power to vote and dispose of 191,131 shares of Common Stock with his spouse, Margaret M. Thomas. Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2009
Date
Ambassadors Group, Inc.
/s/ Jeffrey D. Thomas
Signature
Jeffrey D. Thomas
President and Chief Executive Officer
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)